SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on  May 10, 2018

1. Date, Time and Place: On May 10, 2018, at 10 a.m., via conference call, as  authorized by the Company’s Bylaws.

2. Call Notice and Attendance: Members of the Company’s Board of Directors were duly summoned. The following Board members attended the meeting: Odair Garcia Senra, Rodolpho Amboss, Claudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Francisco Vidal Luna, Ana Maria Loureiro Recart and Karen Sanchez Guimarães, the instatement and approval quorum were verified. Messrs. Francisco Vidal Luna, José Écio Pereira da Costa Júnior e Odair Garcia Senra also attended the meeting in the capacity of the Audit Committee’s members. The Company’s Officers, Messrs. Sandro Rogério da Silva Gamba, Carlos Eduardo Moraes Calheiros and Gerson Cohen also attended the meeting and Mrs. Janine Maria Corrêa Pupo served as secretary.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: The attending Board members unanimously resolved, and without reservations, based on the documents and clarifications provided by Management and according to the Audit Committee’s advice to approve and authorize the disclosure of the Interim Financial Information (“ITR”) for the first quarter of 2018.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by all Board members.

Odair Garcia Senra	Cláudio José Carvalho de Andrade
Francisco Vidal Luna	Rodolpho Amboss
José Écio Pereira da Costa Júnior	Ana Maria Loureiro Recart
Karen Sanchez Guimarães	Janine Maria Corrêa Pupo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer